LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louistlaw@aol.com

August 3, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	360 Global Wine Company – Withdrawal of Registration Statement on Form SB-2 (File No. 333-116873)

Dear Sir or Madam:

We are counsel to 360 Global Wine Company (the “Company”).  In accordance with Rule 477 of Regulation C under the Securities Act of 1933, as amended, we hereby request on the Company’s behalf to withdraw the above referenced Registration Statement on Form SB-2 which was initially filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2004 along with any amendments and exhibits (the “Registration Statement”), with such withdrawal to be effective as of the date hereof, on grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477. The Registration Statement has not been declared effective.

The Company received a letter from your offices on December 4, 2004, which inter alia suggested that the Company revise certain of its past filings before filing another amendment to the Registration Statement and requesting that it go effective.  Now that the Company has re-filed certain of its filings, pursuant to your instruction, it would like to file a new registration statement covering the information contained in the Registration Statement and information new to the Company due to recent activity.

None of the securities covered by the Registration Statement has been sold in the offering contemplated therein. The securities included in the Registration Statement were issued pursuant to a private financing the Company completed on April 21, 2004 (the “Transaction”) or are issuable upon the exercise of outstanding warrants sold to investors as part of the Transaction. Such investors will be informed that the Registration Statement has been withdrawn. The Company plans to file a resale registration statement in the future to cover the resale of the securities included in the Registration Statement subject to this request for withdrawal.

We also request, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

We respectfully request that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to me at the number listed above.

If you have any questions regarding this application for withdrawal, please contact the undersigned at the number listed above.  Thank you.

Very truly yours, The Law Offices of Louis E. Taubman
/s/ Rachael Hymes Rachael Hymes